UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-36493

DAKOTA PLAINS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

294 Grove Lane East

Wayzata, Minnesota 55391

(952) 473-9950
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share

Preferred Stock Purchase Rights

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:                 116

Pursuant to the requirements of the Securities Exchange Act of 1934, Dakota Plains Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DAKOTA PLAINS HOLDINGS, INC.

Date: March 7, 2017	By:	/s/ Marty Beskow
Marty Beskow
Chief Financial Officer